Exhibit 99.1

Lumenis Ltd. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

Revenue growth of 8.6% in the fourth quarter; 9.2% growth for the full year 2014

Yokneam, Israel– February 12, 2015 – Lumenis Ltd., the world's largest energy-based medical company for surgical, ophthalmic and aesthetic applications, today announced fourth quarter and fiscal year 2014 financial results.

Fourth Quarter Summary:

•	Q4 Revenues of $77.2 million, up 8.6% year-over-year on a reported basis, up 11.8% on a constant currency basis

•	Adjusted EBITDA of $9.7 million, 12.6% of revenues, up 23.3% year-over-year

•	Non-GAAP Net Income of $7.1 million, up 29.4% year-over-year. GAAP Net Income of $6.8 million

•	Non-GAAP Net Income per diluted share of $0.20, up 10.2% year-over-year

•	$6.1 million net cash flow generated from ongoing business activities1in the 3-month period ending December 31st, 2014

Fiscal Year 2014 Summary:

•	Revenues of $289.7 million, up 9.2% year-over-year on a reported basis, up 10.5% on a constant currency basis

•	Adjusted EBITDA of $32.4 million, 11.2% of revenues, up 24.7% year-over-year

•	Non-GAAP Net Income of $19.9 million, up 33.8% year-over-year. GAAP Net Income of $12.7

•	Non-GAAP Net Income per diluted share of $0.57, up 14.7% year-over-year

•	$15.0 million net cash flow generated from ongoing business activities1 in the 12-month period ending December 31st, 2014

“Our focus on execution and investment in innovation and new product development resulted in strong revenue growth of 9.2% this year. Notably, recently introduced products represented 18% of our product revenues in the fourth quarter,” said Mrs. Tzipi Ozer-Armon, Chief Executive Officer. “We also continued to improve profitability as demonstrated by adjusted EBITDA growth of 24.7%. Our strong position in the market combined with our focus on new product innovation and execution gives me confidence that 2015 will be another growth year for Lumenis.”

Fourth Quarter 2014 Financial Results

Total revenue in the fourth quarter of 2014 was $77.2 million, an increase of 8.6% compared to revenue of $71.1 million last year. Product revenue was $63.6 million, an increase of 9.1% compared to product revenue of $58.3 million last year. Service revenue was $13.6 million, an increase of 6.7% compared to service revenue of $12.8 million last year. On a constant currency basis, total revenue increased 11.8% year-over-year. Total revenue was driven by growth, on a constant currency basis, in all three business segments, led by Aesthetics growth of 19.1%, Surgical growth 8.7% and Ophthalmic growth of 4.6% compared to last year. By geographic region, total revenue growth was driven by APAC growth of 21.2%, EMEA growth of 25.8%, and Americas growth of 6.6% in the period. Japan sales declined 18.7%, on a constant currency basis, year-over-year.

(1)
Net cash flow generated from ongoing business activities includes cash flow from operating and investing activities as well as foreign currency translation adjustments related to cash and cash equivalents in the period. For the full year that amount exclude a total of $7.2 million payments related to the IPO and other payments to Bank Hapoalim BM

Gross profit in the fourth quarter of 2014 was $41.5 million, an increase of $2.7 million, or 7.0%, compared to $38.8 million last year. Fourth quarter 2014 GAAP gross margin decreased 82 basis points to 53.8%, compared to 54.6% last year. The decline was driven by geographic and product mix and the impacts of changes in exchange rates relative to the U.S. dollar.

On a GAAP Basis:

Fourth quarter 2014 GAAP operating expenses were $34.1 million, an increase of $1.6 million, or 5.0%, compared to operating expenses of $32.5 million last year. The increase in operating expenses year-over-year was mainly driven by higher sales and marketing expenses, offset partially by lower R&D expense compared to last year. Operating expenses represented 44.2% of sales this year, compared to 45.7% of sales last year.

Fourth quarter 2014 GAAP operating income was $7.4 million, an increase of $1.1 million, or 17.3%, compared to GAAP operating income of $6.3 million last year. Fourth quarter 2014 GAAP operating margin was 9.6%, compared to 8.9% last year.

Fourth quarter 2014 GAAP net income was $6.8 million, an increase of $2.1 million, or 45.0%, compared to $4.7 million last year.  GAAP net income per diluted share was $0.19 in the fourth quarter of 2014 compared to $0.15 last year, up 23.3% year-over-year, based on 36.1 million and 30.7 million diluted shares outstanding respectively.

On a Non-GAAP Basis:

Fourth quarter 2014 Non-GAAP operating income was $8.1 million, an increase of $1.6 million, or 24.7%, compared to Non-GAAP operating income of $6.5 million last year. Fourth quarter 2014 Non-GAAP operating margin was 10.4%, compared to 9.1% last year. Fourth quarter of 2014, Non-GAAP operating income excludes $0.7 million related to stock based compensation expense.

Fourth quarter 2014 Adjusted EBITDA was $9.7 million, an increase of $1.8 million, or 23.3%, compared to $7.9 million last year.  Adjusted EBITDA margin was 12.6% of revenues compared to 11.1% last year. Fourth quarter 2014 Non-GAAP net income was $7.1 million, an increase of $1.6 million, or 29.4%, compared to $5.5 million last year. In addition to the above mentioned adjustments to operating income, fourth quarter Non-GAAP net income excludes revaluation income of embedded derivatives of approximately $0.4 million in 2014.

Non-GAAP net income per diluted share was $0.20 in the fourth quarter of 2014 compared to $0.18 last year, based on 36.1 million and 30.7 million diluted shares outstanding respectively.

Fiscal Year 2014 Financial Results

Total revenue was $289.7 million, an increase of 9.2% compared to revenue of $265.4 million last year. Product revenue was $235.9 million, an increase of 10.3% compared to product revenue of $213.8 million last year. Service revenue was $53.8 million, an increase of 4.4% compared to service revenue of $51.6 million last year. On a constant currency basis, total revenue increased 10.5% year-over-year. Non-GAAP gross profit was $155.0 million, an increase of 9.1% compared to $142.1 million last year. Non-GAAP gross margin was 53.5% of sales, compared to 53.5% of sales in fiscal 2013. Non-GAAP operating income was $25.4 million, up 25.1% compared to $20.3 million last year. Non-GAAP operating margin was 8.8% of revenues, compared to 7.7% in fiscal 2013. Non-GAAP net income was $19.9 million, an increase of 33.8% compared to $14.9 million last year.

Cash and cash equivalents were $105.6 million as of December 31st, 2014 compared to $42.8 million as of December 31, 2013. The increase in cash and cash equivalents is primarily due to proceeds related to our IPO and shares options proceeds, $15.0 million cash flow generated from ongoing business activities, partially offset by cash payments to Bank Hapoalim of $15.0 million related to annual loan repayment and $6.0 million related to the completion of the IPO and achievement of a profitability milestone as well as to additional IPO-related payments of $1.2 million.

Business Highlights

•	Our new innovative products, released since Q2’13, show great momentum and already accounted for 18% of product sales in the fourth quarter

•
In Aesthetics, our portable and upgradable LightSheer DESIRE hair removal platform experienced great market acceptance with sales ramping up quickly. The full commercialization of LightSheer INFINITY, our premium hair removal offering with dual wavelength (805nm,1060nm) for treatment of all skin types, should take place during 2015. In addition, we recently announced the new ResurFX, a stand-alone, fractional, non-ablative skin resurfacing solution, which leverages the existing superb M22™ technology and builds upon the successful launch of ResurFX module for the M22™ multi-application platform.

•
In Surgical, our flagship premium offering in Urology, the Lumenis Pulse 120H, has been well-received among physicians and we are excited by the early market response to this innovative technology. After a successful initial market evaluation, which demonstrated the product’s clinical superiority, we anticipate this will be a major contributor to our Company’s growth in the future.

•
In Ophthalmic, we are starting to see positive results from the move of the R&D team from Salt Lake City to Israel with good progress on the development of products with improved cost structure and features.

Full Year 2015 Financial Guidance

For the full year ended December 31, 2015:

•
Revenue in the range of $305 million to $310 million, representing growth of 5.3% to 7.0% year-over-year on a reported basis. Assuming current exchange rates, we estimate the foreign currency translation negative impact on our total reported revenues to be approximately $11 million. Excluding the impact of foreign currency translation, our revenues are expected to increase 9.5% to 11.3% year-over-year.

•
We expect Adjusted EBITDA in the range of $35 million to $37 million, representing growth of 7.9% to 14.1% year-over-year. Assuming current exchange rates we estimate that foreign currency translation will negatively impact our Adjusted EBITDA by approximately $5.0 million. Excluding the impact of foreign currency our adjusted EBITDA is expected to increase 28.6% to 36.0% year-over-year.

•	Non-GAAP EPS in the range of $0.62 to $0.66, representing growth of 9.1% to 16.1% year-over-year.

Conference Call

Lumenis will host a conference call on Thursday, February 12, 2015 at 8:00 a.m. Eastern Time to discuss its fourth quarter and fiscal year 2014 financial results. The call will be concurrently webcast. To listen to the conference call on your telephone, please dial the following numbers approximately ten minutes prior to the start of the call:  888-203-7337 for callers based in the United States,  1-80-924-5905 for callers based in Israel and  719-457-2602 for callers based in all other countries. The reservation code for the call is 3878753.  Please dial in approximately ten minutes prior to start time. To access the live audio webcast or subsequent archived recording, visit the Investor Relations section of Lumenis' website at http://investor.lumenis.com. A telephone replay of the call will be available for 14 days following the call. To listen to the replay, please dial 888-203-1112 for United States-based callers and 719-457-0820 for international callers. The reservation code is 3878753. A replay of the webcast will be available on the investor relations page of the company's website.

About Lumenis

Lumenis is a global leader in the field of minimally-invasive clinical solutions for the Surgical, Ophthalmology and Aesthetic markets, and is a world-renowned expert in developing and commercializing innovative energy-based technologies, including Laser, Intense Pulsed Light (IPL) and Radio-Frequency (RF). For nearly 50 years, Lumenis' ground-breaking products have redefined medical treatments and have set numerous technological and clinical gold-standards.  Lumenis has successfully created solutions for previously untreatable conditions, as well as designed advanced technologies that have revolutionized existing treatment methods in each and every one of the verticals we operate in. Our drive for innovation stems from an uncompromising commitment to improving the health and well-being of our patients; addressing new and growing needs of aging populations; and in offering medical professionals cutting-edge solutions that fit seamlessly into the health-economics environment of the 21st century. The world over, we bring Energy to Healthcare. For more information visit: www.lumenis.com

Use of Non-GAAP Financial Measures

The Company has presented the following non-GAAP financial measures in this press release: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, adjusted EBITDA, non-GAAP net income per share and adjusted EBITDA margin. The Company defines non-GAAP operating income as its reported operating income (GAAP) excluding stock-compensation expense, one-time charges and other non-recurring operating costs and expenses. The Company defines adjusted EBITDA as its non-GAAP net income before financial expenses, net, taxes on income, and excluding depreciation and amortization expense. The Company defines its non-GAAP net income to exclude non-recurring or unusual expenses. To calculate revenue and adjusted EBITDA growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to the Company's plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon our management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading "Risk Factors" in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

LUMENIS LTD. AND SUBSIDIARIES
Total Revenue, By Geography
(unaudited)

(USD$, thousands)	Three Months Ended December 31,				Year Ended December 31,
	2014	2013	Change	Change (CC)	2014	2013	Change	Change (CC)
Americas	26,171	24,549	6.6%	6.6%	93,398	92,209	1.3%	1.3%
APAC	27,459	22,948	19.7%	21.2%	100,494	86,125	16.7%	17.4%
EMEA	16,850	14,208	18.6%	25.8%	58,470	47,792	22.3%	22.2%
Japan	6,752	9,389	(28.1)%	(18.7)%	37,357	39,230	(4.8)%	2.6%
Total Revenues	77,232	71,094	8.6%	11.8%	289,719	265,356	9.2%	10.5%

LUMENIS LTD. AND SUBSIDIARIES
Total Revenue, By Segment
(unaudited)

(USD$, thousands)	Three Months Ended December 31,				Year Ended December 31,
	2014	2013	Change	Change (CC)	2014	2013	Change	Change (CC)
Aesthetic	31,629	27,412	15.4%	19.1%	120,569	100,350	20.1%	21.3%
Surgical	30,606	28,786	6.3%	8.7%	110,189	104,693	5.2%	6.4%
Ophthalmic	14,997	14,896	0.7%	4.6%	58,961	60,313	(2.2)%	(0.3)%
Total Revenues	77,232	71,094	8.6%	11.8%	289,719	265,356	9.2%	10.5%

LUMENIS LTD. AND SUBSIDIARIES
Condensed Consolidated Balance Sheet
(Unaudited)

	December 31,	December 31,
U.S. dollars in thousands	2014	2013

ASSETS
Cash and cash equivalents	$105,590	$42,811
Trade receivables (net of allowance for doubtful accounts of $2,294 and $2,690 as of Dec 31, 2014 and Dec 31, 2013 respectively)	46,266	42,867
Prepaid Expenses and other receivables	10,430	10,194
Inventories	40,648	36,075
Total Current Assets	202,934	131,947

Finished goods used in operations, net	5,836	4,793
Property and equipment, net	8,865	8,094
Goodwill	50,217	50,217
Severance pay fund	3,125	3,875
Other assets	6,677	7,519
Total Long-Term Assets	74,720	74,498
TOTAL ASSETS	$277,654	$206,445

LIABILITIES AND SHAREHOLDERS' EQUITY

Restructured debt	16,836	17,493
Trade payables	31,182	24,553
Other accounts payable and accrued expenses	35,722	39,413
Deferred revenues and customers advances	23,425	19,057
Total Current Liabilities	107,165	100,516
Restructured debt	35,188	52,024
Accrued post-employment benefits	8,522	8,906
Deferred revenues	8,191	8,144
Other liabilities	18,076	19,155
Total Long-Term Liabilities	69,977	88,229
TOTAL LIABILITIES	177,142	188,745
SHAREHOLDERS' EQUITY	100,512	17,700
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$277,654	$206,445

LUMENIS LTD. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
U.S. dollars in thousands (except per share data)	2014	2013	2014	2013

Revenues:
Products	$63,583	$58,299	$235,870	$213,799
Services	13,649	12,795	53,849	51,557
Total Revenues	77,232	71,094	289,719	265,356

Cost of Revenues
Products	28,583	25,445	107,651	96,100
Services	7,129	6,844	27,219	27,147
Total Cost of Revenues	35,712	32,289	134,870	123,247

Gross Profit	41,520	38,805	154,849	142,109

Operating Expenses:
Research and development, net	5,302	5,981	21,618	22,188
Selling and marketing	23,177	21,633	88,580	81,294
General and administrative (*)	5,655	4,892	23,435	19,706
Legal settlement, net	-	-	-	(6,692)
Total Operating Expenses	34,134	32,506	133,633	116,496

Operating Income	7,386	6,299	21,216	25,613

Financial expenses, net	827	984	2,580	5,462
IPO related Bank Cash Fee	-	-	4,000	-
Total Financial Expenses	827	984	6,580	5,462

Taxes on income	(261)	613	1,911	2,758
Net Loss	$6,820	$4,702	$12,725	$17,393

Net income per common shares:
Basic	$0.19	$0.16	$0.37	$0.60
Diluted	$0.19	$0.18	$0.36	$0.58

Weighted-average common shares outstanding:
Basic	35,974,458	28,982,409	34,552,029	28,982,356
Diluted	36,063,880	30,668,537	34,986,262	29,888,782

(*) General and administrative expenses for the year ended December 31, 2014, include IPO related expenses in the amount of $1,194.

LUMENIS LTD . AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Year Ended
	December 31		December 31
U.S. dollars in thousands	2014	2013	2014	2013

Cash flows from operating activities:
Net income	$6,820	$4,702	$12,725	$17,393
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,673	1,428	6,994	5,911
Compensation related to employees stock option plan	667	564	2,776	1,954
Adjustments related to restructured debt	(587)	(230)	971	(836)
Revaluation of financial assets and other, net	589	154	1,196	347
Deferred income taxes, net	426	138	1,086	1,015
Decrease (increase) in trade receivables, net	(2,395)	732	(4,562)	(4,291)
Increase in inventories and finished goods used in operations	(202)	(5,048)	(10,433)	(4,763)
Decrease (increase) in prepaid expenses and other receivables	(1,271)	840	(1,652)	(188)
Increase in trade payables	518	3,207	6,377	9,458
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues and customer advances)	1,905	(308)	(1,857)	1,983
Increase (decrease) in accrued post-employment benefits, net	160	(7)	250	225
Increase (decrease) in other long term liabilities	(1,368)	(56)	(1,379)	1,179
Net cash provided by operating activities	6,935	6,116	12,492	29,387

Cash flows from investing activities:
Purchase of property and equipment	(787)	(1,075)	(3,836)	(3,624)
Investment in short & Long term bank deposits	(21)	(131)	(365)	(131)
Proceeds from maturity of short & Long term bank deposits	467	-	553	159
Net cash used in investing activities	(341)	(1,206)	(3,648)	(3,596)

Cash flows from financing activities:
Issuance of share capital, net	-	-	67,295	-
Proceeds from exercise of share options	410	-	2,682	12
Repayments of long-term loan from bank	-	-	(15,000)	(10,266)
Net cash provided by financing activities	410	-	54,977	(10,254)

Foreign currency translation adjustments related to Cash and cash equivalents	(541)	28	(1,042)	171

Increase in cash and cash equivalents	6,463	4,938	62,779	15,708
Cash and cash equivalents at the beginning of the period	99,127	37,873	42,811	27,103
Cash and cash equivalents at the end of the period	$105,590	$42,811	$105,590	$42,811

Supplemental information and disclosures of non-cash investing and financing activities:
Issuance costs by utilizing prepayments	-	-	311	-
Purchase of property and equipment	397	-	397	-

LUMENIS LTD. AND SUBSIDIARIES
Reconciliation of GAAP to Non-GAAP results
(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
(U.S. dollars in thousands)	2014	2013	2014	2013

Table of Reconciliation from GAAP Gross Profit to Non-GAAP Gross Profit
GAAP Gross Profit	$41,520	$38,805	$154,849	$142,109
Stock-based compensation	44	42	165	141
Other Non-recurring items	-	-	-	(185)
Non-GAAP Gross Profit	$41,564	$38,847	$155,014	$142,065

Table of Reconciliation from GAAP Operating Income to Non-GAAP Operating Income and Adjusted EBITDA
GAAP Operating Income	$7,386	$6,299	$21,216	$25,613
Stock-based compensation	667	564	2,776	1,954
Legal settlement	-	(403)	250	(7,380)
IPO related expenses	-	-	1,194	-
Other Non Recurring items	-	-	-	144
Non GAAP Operating Income	8,053	6,460	25,436	20,331
Depreciation and Amortization	1,673	1,428	6,994	5,672
Adjusted EBITDA (Non-GAAP)	$9,726	$7,888	$32,430	$26,003

Table of Reconciliation from GAAP Net Income to Non-GAAP Net Income
GAAP Net Income	$6,820	$4,702	$12,725	$17,393
Stock-based compensation	667	564	2,776	1,954
Legal settlements	-	(403)	250	(7,380)
IPO related expenses	-	-	1,194	-
One-time payment to Bank Hapoalim BM	-	603	4,000	2,000
Revaluation of embedded derivatives and other non-recurring items	(425)	(9)	(1,023)	919
Non-GAAP Net Income	$7,062	$5,457	$19,922	$14,886

Table Comparing GAAP Diluted Net Income Per common Share to Non-GAAP Diluted Net Income Per Common Share
GAAP diluted net income (loss) per common share	$0.19	$0.15	$0.36	$0.58
Non-GAAP diluted net income per common share	$0.20	$0.18	$0.57	$0.50
Shares used in computing GAAP diluted net income per common share	36,063,880	30,668,536	34,986,262	29,888,782
Shares used in computing Non-GAAP diluted net income per common share	36,096,199	30,737,284	35,040,849	30,024,179